Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Rd
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Provides Historical Financial Information in USD and Operating Expenditure for H1 2025 (Unaudited)

Melbourne (Australia) and Indianapolis, IN (U.S.) – 5 August 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") provides an unaudited recast of its historical financial information in United States (U.S.) dollars (USD), following a change in reporting currency from Australian dollars, effective 1 January 2025[1]. Telix elected to change its reporting currency to USD to align to the predominant currency used for reporting its revenue, costs and corresponding cash flows, which are primarily generated in the U.S. and denominated in USD.

Telix is providing recast full-year and half-year information for financial years 2023 and 2024 on a voluntary, unaudited basis to assist investors with the transition. This information is provided to assist with comparisons to upcoming financial reports, including interim results for the half-year ended 30 June 2025 (to be released on 21 August 2025). The recast historical financial information has been prepared using accounting policies consistent with those applied in the preparation of Telix's audited or reviewed consolidated financial statements for these periods.

The recast financial information has been provided without the accompanying financial notes and is not intended to be a replacement for the more detailed information included within Telix's associated interim and annual reports[2].

Operating Expenditure (OPEX)

Telix's U.S. operations have expanded significantly following a number of acquisitions, including RLS Radiopharmacies, which completed on 27 January 2025.

Telix advises that OPEX, excluding investment in research and development, is expected to be approximately 36% of revenue in H1 2025 (unaudited). This reflects the expanded business activities and the Company's ongoing strategy to reinvest earnings in commercial growth and pipeline development opportunities.

OPEX includes manufacturing and distribution costs, selling and marketing costs, general and administrative costs and other losses (net) as presented in the Consolidated statement of comprehensive income or loss. OPEX does not include research and development, finance income, finance costs and income tax expense.

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

1. Telix ASX disclosure 25 February 2025.
2. For a complete overview of Telix's business, operations and financial performance during these periods, investors are encouraged to read Telix's 2024 Interim Report and 2024 Annual Report, including the audited financial statements for the year ended 31 December 2024 contained therein, as lodged with the ASX and as filed with the U.S. Securities and Exchange Commission in its Annual Report on Form 20-F.

Telix Investor Relations (Global)
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

Summary of recast key financial information (unaudited)

Refer to the Appendices in this announcement for detailed recast financial information for the applicable financial periods.

	Half-year		Full-year	
	H1 2024	H1 2023	FY 2024	FY 2023
	US$'M	US$'M	US$'M	US$'M
	Recast	Recast	Recast	Recast
Performance				
Revenue from contracts with customers	239.6	148.8	516.6	333.0
Gross profit	157.2	93.8	336.2	209.6
Gross margin	66%	63%	65%	63%
Operating profit/(loss)	27.7	(4.0)	55.2	11.0
Profit/(loss) before income tax	22.9	(7.8)	37.9	2.6
Adjusted earnings before interest, tax, depreciation and amortization	37.1	23.5	67.4	39.4
Financial position				
Total assets			940.4	277.3
Total liabilities			587.4	174.6
Net assets			352.9	102.6
Cash flows				
Net cash from operating activities	23.3	6.7	27.5	14.3
Net cash used in investing activities	(30.4)	(2.0)	(86.7)	(16.8)
Net cash provided by financing activities	1.4	2.9	416.8	7.0
Net increase/(decrease) in cash held	(5.7)	7.6	357.6	4.5
Net foreign exchange differences	0.4	0.9	(1.9)	1.0
Cash and cash equivalents at the end of the period	79.0	87.3	440.0	84.3

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.

Legal Notices

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.

To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

Forward-Looking Statements

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Non-IFRS

Telix and its controlled entities (collectively, Telix or the Group) uses various non-International Financial Reporting Standard (IFRS) financial information (alternative performance measures) to reflect its underlying performance, including Adjusted EBITDA. Telix believes that these alternative performance measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of Telix and are consistent with how business performance is measured internally. The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies' alternative performance measures.

Total segment Adjusted EBITDA and total Group Adjusted EBITDA are alternative performance measures that have been included with the recast historical financial statements presented by Telix. Telix's management uses Adjusted EBITDA internally to assess the performance of the Group's segments and make decisions on the allocation of resources. Adjusted EBITDA excludes the impacts of non-cash sunk costs (i.e. depreciation and amortization from initial investment in tangible and intangible assets), including finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses. The closest IFRS measure to Adjusted EBITDA is Profit/(loss) before income tax.

The presentation of alternative performance measures is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. Telix urges investors to review the reconciliation of total segment Adjusted EBITDA and total Group Adjusted EBITDA to Profit before income tax included with the recast historical financial statements, and not to rely on any single financial measure to evaluate Telix's business.

Recast Financial Information (Unaudited)

Recast consolidated statement of comprehensive income (unaudited) Appendix A

	Half-year ended		Year ended	
	30 June 2024	30 June 2023	31 December 2024	31 December 2023
	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast
Continuing operations				
Revenue from contracts with customers	239,611	148,783	516,551	332,978
Cost of sales	(82,415)	(55,019)	(180,388)	(123,407)
Gross profit	**157,196**	**93,764**	**336,163**	**209,571**
Research and development costs	(55,438)	(32,742)	(127,930)	(85,315)
Selling and marketing expenses	(24,642)	(16,330)	(55,953)	(33,464)
Manufacturing and distribution costs	(8,417)	(2,746)	(16,670)	(6,251)
General and administration costs	(39,142)	(20,587)	(85,318)	(49,668)
Other gains/(losses) (net)	(1,848)	(25,372)	4,885	(23,827)
Operating profit/(loss)	**27,709**	**(4,013)**	**55,177**	**11,046**
Finance income	895	303	7,180	671
Finance costs	(5,731)	(4,096)	(24,442)	(9,085)
Profit/(loss) before income tax	**22,873**	**(7,806)**	**37,915**	**2,632**
Income tax (expense)/benefit	(3,282)	(1,327)	(4,230)	1,614
Profit/(loss) for the period	**19,591**	**(9,133)**	**33,685**	**4,246**
Profit/(loss) is attributable to:				
Owners of Telix Pharmaceuticals Limited	19,591	(9,133)	33,685	4,246
Profit/(loss) for the period	**19,591**	**(9,133)**	**33,685**	**4,246**
Other comprehensive income/(loss):				
Items that will not be reclassified to profit or loss in subsequent periods:				
Changes in the fair value of investments at fair value through other comprehensive income	(417)	-	(3,258)	(612)
Items to be reclassified to profit or loss in subsequent periods:				
Exchange differences on translation of foreign operations	6,528	1,202	5,539	(1,863)
Total comprehensive income/(loss) for the period	**25,702**	**(7,931)**	**35,966**	**1,771**

	30 June 2024	30 June 2023	31 December 2024	31 December 2023
	US$ Cents	US$ Cents	US$ Cents	US$ Cents
	Recast	Recast	Recast	Recast
Basic earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	5.98	(2.88)	10.17	1.33
Diluted earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	5.78	(2.88)	9.76	1.31

Recast consolidated statement of financial position (unaudited)

Appendix B

	31 December 2024 US$'000 Recast	31 December 2023 US$'000 Recast
Current assets		
Cash and cash equivalents	439,999	84,295
Trade and other receivables	86,928	44,041
Inventories	23,620	12,738
Current tax asset	5,912	5,237
Other current assets	13,658	12,380
Total current assets	**570,117**	**158,691**
Non-current assets		
Financial assets	34,746	8,387
Other non-current assets	15,091	277
Deferred tax assets	28,920	13,991
Property, plant and equipment	27,841	15,848
Right-of-use assets	5,805	5,010
Intangible assets	257,859	75,054
Total non-current assets	**370,262**	**118,567**
Total assets	**940,379**	**277,258**
Current liabilities		
Trade and other payables	86,790	54,334
Borrowings	11,763	660
Current tax payable	30,087	13,110
Contract liabilities	6,967	7,522
Lease liabilities	1,546	407
Provisions	576	395
Contingent consideration	53,215	25,417
Employee benefit obligations	14,144	9,528
Total current liabilities	**205,088**	**111,373**
Non-current liabilities		
Borrowings	341,811	5,945
Contract liabilities	2,036	8,320
Lease liabilities	5,042	5,252
Deferred tax liabilities	5,796	-
Provisions	8,530	5,475
Contingent consideration	18,834	38,036
Employee benefit obligations	305	212
Total non-current liabilities	**382,354**	**63,240**
Total liabilities	**587,442**	**174,613**
Net assets	**352,937**	**102,645**
Equity		
Share capital	414,012	315,178
Share capital reserve	15,945	(41,742)
Other reserves	75,894	16,328
Accumulated losses	(152,914)	(187,119)
Total equity	**352,937**	**102,645**

Recast consolidated statement of changes in equity (unaudited) Appendix C

	Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast	Recast
Balance as at 1 January 2024	**315,178**	**(41,742)**	**16,328**	**(187,119)**	**102,645**
Profit for the year	-	-	-	33,685	33,685
Other comprehensive income	-	-	2,281	-	2,281
Total comprehensive income	**-**	**-**	**2,281**	**33,685**	**35,966**
Issue of shares on acquisitions	93,477	-	-	-	93,477
Issue of shares on exercise of options	5,357	(4,697)	-	-	660
Issue of convertible bonds	-	63,849	-	-	63,849
Transaction costs arising on convertible bonds issue	-	(1,465)	-	-	(1,465)
Share-based payments to employees	-	-	12,928	-	12,928
Share-based payments associated with acquisitions	-	-	44,877	-	44,877
Transfer on exercise of options	-	-	(520)	520	-
	98,834	**57,687**	**57,285**	**520**	**214,326**
Balance as at 31 December 2024	**414,012**	**15,945**	**75,894**	**(152,914)**	**352,937**

	Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast	Recast
Balance as at 1 January 2023	**265,551**	**(18,231)**	**1,140**	**(193,708)**	**54,752**
Profit for the year	-	-	-	4,246	4,246
Other comprehensive loss	-	-	(2,475)	-	(2,475)
Total comprehensive income/(loss)	**-**	**-**	**(2,475)**	**4,246**	**1,771**
Issue of shares on acquisitions	21,770	-	-	-	21,770
Issue of shares on exercise of options	27,857	(23,511)	-	-	4,346
Share-based payments to employees	-	-	5,848	-	5,848
Share-based payments associated with acquisitions	-	-	14,158	-	14,158
Transfer on exercise of options	-	-	(2,343)	2,343	-
	49,627	**(23,511)**	**17,663**	**2,343**	**46,122**
Balance as at 31 December 2023	**315,178**	**(41,742)**	**16,328**	**(187,119)**	**102,645**

Recast consolidated statement of cash flows (unaudited)

Appendix D

	Half-year ended		Year ended	
	30 June 2024	30 June 2023	31 December 2024	31 December 2023
	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast
Cash flows from operating activities				
Receipts from customers	234,664	135,140	467,660	311,754
Payments to suppliers and employees	(207,277)	(124,635)	(418,328)	(280,388)
Payments for contingent consideration	-	-	(23,902)	(10,917)
Income taxes paid	(4,508)	(3,827)	(2,033)	(6,859)
Interest received	895	303	7,180	1,068
Interest paid	(442)	(243)	(3,087)	(385)
Net cash from operating activities	**23,332**	**6,738**	**27,490**	**14,273**
Cash flows from investing activities				
Payments for investments in financial assets	(1,302)	-	(32,913)	(8,698)
Payments for acquisition of subsidiaries, net of cash acquired	(15,540)	86	(20,662)	-
Purchases of intangible assets	(7,703)	-	(13,067)	(802)
Purchases of other non-current assets	(2,787)	-	(8,395)	-
Purchases of property, plant and equipment	(3,067)	(2,070)	(9,117)	(6,307)
Payments for contingent consideration	(32)	-	(2,533)	(995)
Payments for decommissioning liability	-	-	-	(37)
Net cash used in investing activities	**(30,431)**	**(1,984)**	**(86,687)**	**(16,839)**
Cash flows from financing activities				
Proceeds from borrowings	1,789	1,678	427,904	4,188
Repayment of borrowings	(298)	-	(745)	-
Principal element of lease payments	(489)	(439)	(1,317)	(1,266)
Proceeds from issue of shares and other equity	420	1,639	662	4,169
Transaction costs of borrowings	-	-	(9,713)	-
Net cash provided by financing activities	**1,422**	**2,878**	**416,791**	**7,091**
Net increase/(decrease) in cash held	**(5,677)**	**7,632**	**357,594**	**4,525**
Net foreign exchange differences	393	918	(1,890)	992
Cash and cash equivalents at the beginning of the period	84,295	78,778	84,295	78,778
Cash and cash equivalents at the end of the period	**79,011**	**87,328**	**439,999**	**84,295**

Recast segment performance (unaudited)

Appendix E

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment
For the half-year ended	**US$'000**	**US$'000**	**US$'000**	**US$'000**
30 June 2024	**Recast**	**Recast**	**Recast**	**Recast**
Revenue from contracts with customers	236,245	2,839	527	239,611
Cost of sales	(82,415)	-	-	(82,415)
Gross profit	**153,830**	**2,839**	**527**	**157,196**
Research and development costs	(31,773)	(23,655)	(10)	(55,438)
Selling and marketing expenses	(24,450)	(88)	(104)	(24,642)
Manufacturing and distribution costs	(3,423)	(21)	(4,973)	(8,417)
General and administration costs	(11,578)	(29)	(1,479)	(13,086)
Other (losses)/gains (net)	(1,878)	-	48	(1,830)
Operating profit/(loss)	**80,728**	**(20,954)**	**(5,991)**	**53,783**
Other (losses)/gains (net)	1,878	-	(48)	1,830
Depreciation and amortization	1,824	10	219	2,053
Adjusted earnings before interest, tax, depreciation and amortization	**84,430**	**(20,944)**	**(5,820)**	**57,666**

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment
For the half-year ended	**US$'000**	**US$'000**	**US$'000**	**US$'000**
30 June 2023	**Recast**	**Recast**	**Recast**	**Recast**
Revenue from contracts with customers	147,239	1,359	185	148,783
Cost of sales	(55,019)	-	-	(55,019)
Gross profit	**92,220**	**1,359**	**185**	**93,764**
Research and development costs	(19,625)	(12,930)	(187)	(32,742)
Selling and marketing expenses	(16,213)	(117)	-	(16,330)
Manufacturing and distribution costs	(2,088)	(7)	(651)	(2,746)
General and administration costs	(9,421)	(28)	(1,178)	(10,627)
Other losses (net)	(24,791)	-	-	(24,791)
Operating profit/(loss)	**20,082**	**(11,723)**	**(1,831)**	**6,528**
Other losses (net)	24,791	-	-	24,791
Depreciation and amortization	1,796	9	64	1,869
Adjusted earnings before interest, tax, depreciation and amortization	**46,669**	**(11,714)**	**(1,767)**	**33,188**

For the year ended 31 December 2024	Precision Medicine $'000 Recast	Therapeutics $'000 Recast	Manufacturing Solutions $'000 Recast	Total segment $'000 Recast
Revenue from contracts with customers	508,508	6,226	1,817	516,551
Cost of sales	(178,263)	-	(2,125)	(180,388)
Gross profit	**330,245**	**6,226**	**(308)**	**336,163**
Research and development costs	(71,628)	(55,877)	(425)	(127,930)
Selling and marketing expenses	(55,358)	(88)	(507)	(55,953)
Manufacturing and distribution costs	(5,251)	(22)	(11,397)	(16,670)
General and administration costs	(27,777)	(137)	(3,977)	(31,891)
Other (losses)/gains (net)	(5,976)	-	81	(5,895)
Operating profit/(loss)	**164,255**	**(49,898)**	**(16,533)**	**97,824**
Other (losses)/gains (net)	5,976	-	(81)	5,895
Depreciation and amortization	3,679	-	856	4,535
Adjusted earnings before interest, tax, depreciation and amortization	**173,910**	**(49,898)**	**(15,758)**	**108,254**

For the year ended 31 December 2023	Precision Medicine $'000 Recast	Therapeutics $'000 Recast	Manufacturing Solutions $'000 Recast	Total segment $'000 Recast
Revenue from contracts with customers	329,205	3,496	277	332,978
Cost of sales	(123,407)	-	-	(123,407)
Gross profit	**205,798**	**3,496**	**277**	**209,571**
Research and development costs	(53,669)	(31,258)	(388)	(85,315)
Selling and marketing expenses	(33,358)	(106)	-	(33,464)
Manufacturing and distribution costs	(4,798)	(69)	(1,384)	(6,251)
General and administration costs	(20,707)	(185)	(2,476)	(23,368)
Other losses (net)	(24,497)	-	-	(24,497)
Operating profit/(loss)	**68,769**	**(28,122)**	**(3,971)**	**36,676**
Other losses (net)	24,497	-	-	24,497
Depreciation and amortization	3,729	30	157	3,916
Adjusted earnings before interest, tax, depreciation and amortization	**96,995**	**(28,092)**	**(3,814)**	**65,089**

Recast reconciliation of total segment adjusted EBITDA[1] and Group adjusted EBITDA to Profit before income tax (unaudited)

Appendix F

1. Earnings before interest, tax, depreciation and amortization

	Half-year ended		Year ended	
	30 June 2024	30 June 2023	31 December 2024	31 December 2023
	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast
Total segment adjusted EBITDA	**57,666**	**33,188**	**108,254**	**65,089**
Unallocated income, expenses and eliminations:				
General and administration costs	(26,056)	(9,960)	(53,427)	(26,300)
Adjusting items:				
U.S. listing costs	5,067	-	6,026	-
Acquisition transaction costs	-	-	5,750	-
Depreciation and amortization	388	271	760	569
Total Group adjusted EBITDA	**37,065**	**23,499**	**67,363**	**39,358**
Unallocated income, expenses and eliminations:				
General and administration costs	(5,067)	-	(11,776)	-
Other (losses)/gains (net)	(1,848)	(25,372)	4,885	(23,827)
Finance income	895	303	7,180	671
Finance costs	(5,731)	(4,096)	(24,442)	(9,085)
Depreciation and amortization	(2,441)	(2,140)	(5,295)	(4,485)
Profit/(loss) before income tax	**22,873**	**(7,806)**	**37,915**	**2,632**